EXHIBIT 99.1

Ultrapetrol Announces First Quarter 2009 Financial Results

Maintains Strong Balance Sheet and Financial Flexibility

NASSAU, Bahamas, May 12, 2009 (GLOBE NEWSWIRE) -- Ultrapetrol (Bahamas) Limited (Nasdaq:ULTR), an industrial transportation company serving marine transportation needs in three core markets (River Business, Offshore Supply Business and Ocean Business), today announced financial results for the first quarter ended March 31, 2009.

First Quarter and Year to Date 2009 Highlights:

 * Recorded revenues of $57.8 million;

 * Recorded EBITDA of $17.1 million (A reconciliation of EBITDA to
   Net cash provided by operating activities is included below);

 * Recorded net income of $0.6 million, or earnings per share
   ("EPS") of $0.02;

 * Recorded adjusted EBITDA, adjusted net income and corresponding
   EPS of $17.1 million, $0.8 million and $0.03 per share (For a detailed explanation of these adjustments, see "Overview of
   Financial Results");

 * Excluding the effect of the discontinued operations, recorded
   EBITDA from continuing operations, net income from continuing operations and EPS from continuing operations of $17.6 million,
   $1.2 million and $0.04 per share, respectively, for the first quarter of 2009;

 * Took delivery of a 5,706 dwt, 2008 Product Tanker on a bareboat charter agreement and commenced a time charter with an Oil Major on the South American coastal trade;

 * On April 23, 2009, announced a further extension of its share repurchase program, within the original parameters of a $50 million total, out of which $19.5 million has already been used.
   The new expiration date for this program is September 30, 2009;
   and

 * On April 29, 2009, prepaid the remaining loan balance on the
   "Princess Marisol" financing that the Company had with Banco
   BICE

Felipe Menendez, Ultrapetrol's President and Chief Executive Officer said, "During a challenging time for the global economy, Ultrapetrol's businesses remained resilient in the first quarter and performed in-line with our expectations. While the long-term prospects for our River Business remain intact, the region in which we operate suffered one of the worst droughts of the last 70 years, drastically reducing the volumes of soybeans produced in the 2009 season.

"At the same time, our River Business results for the first quarter were affected by reduced production levels at iron ore mines that operate in the area. In our Ocean Business, our strategy of utilizing FFA agreements to partially hedge the earnings of our Capesize / OBO vessels enabled the Company to generate cash flow in excess of the current drybulk freight environment and report results which were very much in line with what was previously announced. In addition, our Product Tanker fleet has continued to operate satisfactorily with renewed term commitments. In our Offshore Supply Business, we are pleased to have continued to draw upon our sizeable contract business to post solid results during a time when the Company prepares to take delivery of its sixth PSV in Brazil."

Mr. Menendez continued, "We believe that our financial strength positions Ultrapetrol to continue to implement its growth strategy as planned, further enhancing its competitive advantage in its River and Offshore segments. In our River Business, we are in the final stages of construction of our new barge building yard, parts of which have already initiated production. Full production is expected to commence in the third quarter of 2009. Additionally, we are progressing with our re-engining and re-powering project and further implementing our barge re-bottoming program.

"While the drought and expected iron ore production levels will continue to have an impact on our 2009 River Business earnings, we believe that our strong leadership position combined with the significant efficiency and cost advantages we expect to realize from our investments in this segment position us well to profit from 2010. USDA predicts 2010 Paraguayan soybean crop production levels to grow approximately 67 percent over 2009 levels. In our Offshore Supply Business, we are well positioned to further benefit from the favorable long-term fundamentals in the Brazilian offshore market as we take delivery of our PSVs currently under construction."

Overview of Financial Results

First quarter 2009 revenues were $57.8 million, compared to first quarter 2008 revenues of $67.4 million.

First quarter 2009 EBITDA was $17.1 million, as compared with $34.3 million for the first quarter 2008. (A reconciliation of EBITDA to Net cash provided by operating activities is included below).

Net Income for the first quarter of 2009 was $0.6 million, or EPS of $0.02, as compared with net income of $17.3 million, or EPS of $0.52 in the first quarter of 2008. The first quarter 2009 results include a deferred income tax loss of $0.2 million, or $0.01 per share from unrealized foreign currency exchange rate gains on U.S. dollar denominated debt of our Brazilian subsidiary in the Offshore Supply Business. The first quarter 2008 results include a non-cash mark-to-market net gain on FFA hedges of $11.7 million, or $0.35 per share and a deferred income tax loss of $0.2 million, or $0.01 per share from unrealized foreign currency exchange rate gains on U.S. dollar denominated debt of our Brazilian subsidiary in the Offshore Supply Business. Net Income for the first quarter 2009, excluding these effects, is a gain of $0.8 million, or $0.03 per share as compared with $5.8 million, or $0.18 per share in the same period of 2008.

Ultrapetrol's Chief Financial Officer, Len Hoskinson, said, "Our strategy of partially hedging the earnings of our Capesize / OBO vessels with FFA agreements through 2010 should continue to serve the Company well as it did in the first quarter of 2009. As we progress through the second quarter, we continue to have a significant percentage of our Capesize / OBO operating days covered by FFA Contracts. We have structured our credit facilities so that we do not have substantial principal repayments or refinancing to do in the next few years. We remain in compliance with all of our loan agreements and have retained a strong cash position to fund our Capex program as well as respond to new investment opportunities as they arise."

River

The Company experienced a 9% drop in the volume of cargo loaded in the first quarter 2009 as compared with the same period of 2008. First quarter 2009 River segment EBITDA was $2.6 million versus $3.5 million in 2008. The River segment results of the first quarter of 2009 were impacted by a reduction in the volume of iron ore that was loaded, as mining companies slowed down or even halted production. However, the Company benefited in the first quarter of 2009 from volumes of agricultural products that should have shipped in fourth quarter 2008 but were delayed due to the international financial crisis. The first quarter overall saw reduced volumes of soybeans and by-products on account of a small crop and late harvest.

Industry sources expect the soybean crop for the year in the Hidrovia Region to be adversely affected by drought conditions in 2009. The latest 2009 USDA estimate for the Paraguayan soybean crop of 3.9 million tons suggests a 43% fall in production of about 2.9 million tons, as compared with the 2008 total of 6.8 million tons. In addition, low water levels in the upper Paraguay River during the fourth quarter of 2008 extended into January 2009, affecting volumes carried from the upper Paraguay River mainly out of Corumba. The continuation of these low water levels in the upper stretch of the Paraguay River could have a negative effect on the volumes carried in the second, third and fourth quarters of 2009.

The Company is in the final stages of construction of its new barge building yard. Certain areas of the yard have already begun production, which is expected to commence in full during the third quarter of 2009. The Company has also continued its barge re-bottoming program and its re-engining and re-powering project, under which two large, fuel-propelled pushboats are expected to start operating by the end of 2009.

Offshore Supply

The Offshore Supply segment EBITDA in the first quarter of 2009 was $3.3 million compared to $4.9 million in the same period of 2008. The Company continued to operate a total of five vessels in the first quarter of 2009. The UP Topazio undertook a scheduled drydock in the first three months of 2009. The results in the Offshore Supply segment in first quarter 2009 were adversely affected by the strength of the U.S. dollar versus the British pound, which is the currency in which our North Sea vessels earn their income.

Construction of the Company's sixth PSV in Brazil is almost complete and the Company is expecting the vessel to be delivered by the end of June 2009.

The Company has paid the third 20% installments for both of its PSV newbuildings currently under construction in a shipyard in China and is expecting the first of these vessels to be delivered by the end of the fourth quarter of 2009. In the first quarter of 2009, the Company also paid the third 20% installment for one of its four PSV newbuildings under construction in a shipyard in India and is expecting delivery of these vessels to commence in the first quarter of 2010.

The Company believes that the market in Brazil remains strong due to new Brazilian oil field discoveries, which will require modern large supply vessels such those in Ultrapetrol's Offshore Supply segment fleet.

Ocean

The Company's Ocean segment generated EBITDA in the first quarter 2009 of $13.2 million, as compared with $26.5 million for the same period in 2008. However, first quarter 2008 results include a non-cash mark-to-market net gain on FFA hedges of $11.7 million. Excluding this effect, first quarter 2008 EBITDA is $14.8 million, or 11% higher than the same period of 2009, mainly attributable to the completion of our Princess Marisol's special survey and to drydocking works in two of our Product Tankers.

Two of the Company's four Capesize / OBO vessels completed their old charters in the course of the first quarter and were employed under COAs carrying iron ore from Brazil to China. The other two of these vessels are currently employed for periods ending between May 2009 and August 2009 at daily charter rates linked to the average of the Baltic 4 Time Charter Capesize Routes Index ("BCI 4TC Routes Index"), less a discount taking into account size, speed and consumption when compared with the typical "index" vessel.

Ultrapetrol continued its FFA hedging activity to consolidate significant levels of coverage at attractive rates, providing the Company with strong and stable cash flow through 2010.

In April 2009, the Company took delivery under bareboat charter of a 2008-built Product Tanker which is currently employed on the South American coastal trade.

The Company's Capesize vessel Princess Marisol was out of service for approximately 25 days for scheduled drydock and completion of Special Survey during the first quarter of 2009.

Passenger

The Company's remaining passenger ship, the Blue Monarch, remained in lay-up, as planned, in the first quarter of 2009 and has been advertised widely for sale. No definitive proposals are in hand at present.

Share Repurchase Program

On March 17, 2008 the Company announced that its Board of Directors had approved a share repurchase program for up to $50.0 million of its common stock up to September 30, 2008, which was subsequently extended to September 30, 2009. On March 19, 2008 the Company started repurchasing its shares under this program and, as of March 31, 2009, it had acquired 3,923,094 of its shares at an average cost of $4.97 per share for a total cost of about $19.5 million. This program does not require the Company to purchase a specific number of shares and it may be suspended or reinstated at any time at the Company's discretion and without notice. The shares purchased under this program are held as treasury stock and are recorded by the Company as authorized but unissued shares in its books.

Use of Non-GAAP Measures

Ultrapetrol believes that the disclosed non-Generally Accepted Accounting Principles ("non-GAAP") measures such as EBITDA, and any adjustments thereto, when presented in conjunction with comparable Generally Accepted Accounting Principles ("GAAP") measures, are useful for investors to use in evaluating the liquidity of the Company. These non-GAAP measures should not be considered a substitute for, or superior to, measures of financial liquidity prepared in accordance with GAAP. A reconciliation of GAAP results to non-GAAP results is presented in the tables that accompany this press release.

Investment Community Conference Call

Ultrapetrol will host a conference call for investors and analysts on Wednesday, May 13, 2009, at 10:00 a.m. ET. Interested parties may participate in the live conference call by dialing 1-888-946-7497 (toll-free U.S.) or +1-212-519-0831 (outside of the U.S.); passcode: ULTR. Please register at least 10 minutes before the conference call begins. A simultaneous audio webcast of the call and an accompanying slide presentation will also be available in the Investor Relations section of Ultrapetrol's Web Site, http://www.ultrapetrol.net. The webcast will be archived on Ultrapetrol's Web site for 30 days after the call. A replay of the call will be available for one week via telephone and on Ultrapetrol's Web Site starting approximately one hour after the call ends. The replay can be accessed at 1-866-491-2939 (toll-free U.S.) or +1-203-369-1727 (outside of the U.S.); passcode: 2000.

About Ultrapetrol

Ultrapetrol is an industrial transportation company serving the marine transportation needs of its clients in the markets on which it focuses. It serves the shipping markets for grain, vegetable oils, minerals, crude oil, petroleum and refined petroleum products, as well as the offshore oil platform supply market with its extensive and diverse fleet of vessels. These include river barges and push boats, platform supply vessels, tankers, oil-bulk-ore and capesize bulk vessels. More information about the Company can be found on its Web Site at http://www.ultrapetrol.net.

The Ultrapetrol (Bahamas) Limited logo is available at http://www.globenewswire.com/newsroom/prs/?pkgid=3164

Forward-Looking Language

The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, the Company's management's examination of historical operating trends, data contained in our records and other data available from third parties. Although the Company believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond its control, the Company cannot assure you that the Company will achieve or accomplish these expectations, beliefs or projections.

In addition to these important factors, other important factors that, in the Company's view, could cause actual results to differ materially from those discussed in the forward-looking statements include future operating or financial results; pending or recent acquisitions, business strategy and expected capital spending or operating expenses, including dry docking and insurance costs; general market conditions and trends, including charter rates, vessel values, and factors affecting vessel supply and demand; its ability to obtain additional financing; its financial condition and liquidity, including its ability to obtain financing in the future to fund capital expenditures, acquisitions and other general corporate activities; its expectations about the availability of vessels to purchase, the time that it may take to construct new vessels, or vessels' useful lives; its dependence upon the abilities and efforts of its management team; changes in governmental rules and regulations or actions taken by regulatory authorities; adverse weather conditions that can affect production of the goods the Company transports and navigability of the river system; the highly competitive nature of the oceangoing transportation industry; the loss of one or more key customers; fluctuations in foreign exchange rates and devaluations; potential liability from future litigation; and other factors. Please see the Company's filings with the Securities and Exchange Commission for a more complete discussion of these and other risks and uncertainties.

                 CONDENSED CONSOLIDATED BALANCE SHEETS
 (Stated in thousands of U.S. dollars, except per value share amounts)

                                                 At            At
                                              March 31,     Dec. 31,
                                                2009          2008
                                             -----------   -----------
 ($000)

 ASSETS
 Current assets
 Cash and cash equivalents                       88,462       105,859
 Restricted Cash                                  2,478         2,478
 Accounts receivable, net of allowance for
  doubtful accounts of $507 and $432 in
  2009 and 2008, respectively                    20,672        17,782
 Receivables from related parties                   355           363
 Operating supplies                               4,941         4,059
 Prepaid expenses                                 4,421         5,294
 Receivables from derivatives instruments        37,428        44,152
 Other receivables                               18,097        23,073
 Other assets                                     4,084         4,852
 Total current assets                           180,938       207,912

 Noncurrent assets
 Receivables from derivative instruments         17,382        20,078
 Other receivables                               10,841        11,600
 Receivables from related parties                 4,958         4,873
 Restricted cash                                  1,170         1,170
 Vessels and equipment, net                     567,705       552,683
 Dry dock                                         3,976         3,953
 Investment in affiliates                         1,725         1,815
 Intangible assets                                1,978         2,174
 Goodwill                                         5,015         5,015
 Other assets                                     8,608         9,049
 Deferred income tax assets                       4,228         4,737
 Total noncurrent assets                        627,586       617,147
                                             -----------   -----------

 TOTAL ASSETS                                $  808,524    $  825,059
                                             -----------   -----------

 LIABILITIES AND EQUITY
 Current liabilities
 Accounts payable                                18,167        21,747
 Payable to related parties                          76            15
 Accrued interest                                 7,185         2,567
 Current portion of long-term financial debt     33,796        43,421
 Other liabilities                                3,118         4,416
 Total current liabilities                       62,342        72,166

 Noncurrent liabilities
 Long-term financial debt net of
  current portion                               369,942       369,519
 Deferred income tax liability                    6,577         6,515
 Total noncurrent liabilities                   376,519       376,034
 Total liabilities                              438,861       448,200

 EQUITY

 Common stock, $0.01 par value:
  100,000,000 authorized shares;
  29,519,936 shares outstanding                     334           334
 Additional paid-in capital                     268,869       268,425
 Treasury stock 3,923,094 shares at cost        (19,488)      (19,488)
 Accumulated earnings                            57,812        57,195
 Accumulated other comprehensive
  income (loss)                                  57,036        65,423
 Total Ultrapetrol (Bahamas) Limited
  stockholders equity                           364,563       371,889

 Noncontrolling interests in subsidiaries         5,100         4,970
 Total equity                                   369,663       376,859
                                             -----------   -----------
 TOTAL LIABILITIES AND EQUITY                $  808,524    $  825,059
                                             -----------   -----------

        CONDENSED CONSOLIDATED STATEMENT OF INCOME (UNAUDITED)
 (Stated in thousands of U.S. dollars except share and per share data)

                                                   Three Months
                                                  Ended March 31,
                                             -------------------------
                                                2009          2008
                                             -----------   -----------
 Revenues

   Attributable to River Business            $   23,276    $   27,156
   Attributable to Offshore Supply Business       9,172         9,187
   Attributable to Ocean Business                25,368        31,058
                                             -----------   -----------
 Total revenues                                  57,816        67,401
                                             -----------   -----------

 Voyage expenses

   Attributable to River Business                (9,792)      (13,555)
   Attributable to Offshore Supply Business        (407)         (422)
   Attributable to Ocean Business                (3,314)         (982)
                                             -----------   -----------
 Total voyage expenses                          (13,513)      (14,959)
                                             -----------   -----------

 Running costs

   Attributable to River Business                (7,949)       (7,954)
   Attributable to Offshore Supply Business      (4,084)       (3,937)
   Attributable to Ocean Business                (8,099)       (8,142)
                                             -----------   -----------
 Total running costs                            (20,132)      (20,033)
                                             -----------   -----------

 Amortization of dry dock &
  intangible assets                              (1,083)       (1,412)
 Depreciation of vessels and equipment           (8,902)       (7,663)
 Administrative and commercial expenses          (5,496)       (5,234)
 Other operating income                             766         2,051
                                             -----------   -----------

 Operating profit                                 9,456        20,151
                                             -----------   -----------

 Financial expense and other
  Financial expenses                             (7,673)       (6,461)
 Financial income                                    95           438
 Gains on derivates, net                             75         6,311
 Investment in affiliates                           (90)         (174)
 Other, net                                        (159)         (175)
                                             -----------   -----------
 Total other expenses                            (7,752)          (61)
                                             -----------   -----------

                                             -----------   -----------
 Income from continuing operations before
  income taxes                                    1,704        20,090
                                             -----------   -----------

 Income taxes                                      (407)         (627)
 Net income attributable to noncontroling
  interest in subsidiaries                          130           240
                                             ===========   ===========
 Income from continuing operation            $    1,167    $   19,223
                                             ===========   ===========

                                             ===========   ===========
 Loss from discontinued operation                  (550)       (1,884)
                                             ===========   ===========

 Total Net income attributable to
  Ultrapetrol (Bahamas) Ltd                  $      617    $   17,339

 Basic Income (loss) per share of
  Ultrapetrol (Bahamas) Ltd.                 $     0.02    $     0.52
   From continuing operations                $     0.04    $     0.58
   From discontinued operations             ($     0.02)  ($     0.06)

 Diluted income (loss) per share of
  Ultrapetrol (Bahamas) Ltd.                 $     0.02    $     0.52
   From continuing operations                $     0.04    $     0.58
   From discontinued operations             ($     0.02)  ($     0.06)

 Basic weighted average number of shares     29,404,285    33,170,208
 Diluted weighted average number of shares   29,404,285    33,299,557

       CONDENSED CONSOLIDATED STATEMENT OF CASH FLOW (UNAUDITED)
                 (Stated in thousand of U.S. dollars)

                                                 At            At
                                              March 31,     March 31,
                                                2009          2008
                                             -----------   -----------
 ($000)

 CASH FLOWS FROM OPERATING ACTIVITIES

 Net income                                  $      617    $   17,339

 Adjustments to reconcile net income to
  net cash provided by operating activities:

 Loss from discontinuing operations                 550         1,884
 Depreciation of vessels and equipment            8,902         7,663
 Amortization of dry docking                        887         1,216
 Expenditure for dry docking                       (910)         (695)
 Gains on derivatives, net                          (75)       (6,311)
 Amortization of intangible assets                  196           196
 Share-based compensation                           444           444
 Debt issuance expense amortization                 470           563
 Net income attributable to noncontrolling
  interest in subsidiaries                          130           240
 Net loss from investment in affiliates              90           174
 Allowance for doubtful accounts                     75             3
 Other                                             (304)           --

 Changes in assets and liabilities:

 Decrease (increase) in assets:
 Accounts receivable                             (3,047)       (2,322)
 Receivable from related parties                    (77)          105
 Other receivables, operating supplies
  and prepaid expenses                            6,232        (1,579)
 Other                                              438           114
 Increase (decrease) in liabilities:
 Accounts payable                                (3,422)        2,836
 Payable to related parties                       3,443          (320)
 Other                                               --         4,558
                                             -----------   -----------
 Net cash provided by operating activities
  from continuing operations                 $   14,639    $   26,108
 Net cash provided by (used in) operating
  activities from discontinued operations    $      390   ($    1,187)
 Total cash flows from operating activities  $   15,029    $   24,921
                                             -----------   -----------

 CASH FLOWS FROM INVESTING ACTIVITIES

 Purchase of vessels and equipment
  ($11,612 and $11,148 in 2009 and 2008 for
  vessels in construction)                      (24,295)      (36,218)
 Net decrease in funding cash collateral of
  forward freight agreements                         --         1,723
 Cash settlements paid on forward
  freight agreements                                 --        (5,408)
 Other                                            1,100            --
                                             -----------   -----------
 Net cash (used in) investing activities
  from continuing operations                    (23,195)      (39,903)
 Net cash (used in) investing activities
  from discontinued operations               $        0   ($      451)
 Total cash flows (used in)
  investing activities                      ($   23,195)  ($   40,354)
                                             -----------   -----------

 CASH FLOWS FROM FINANCING ACTIVITIES

 Scheduled repayments of long-term
  financial debt                                 (4,839)       (3,277)
 Early repayments of long-term
  financial debt                                 (7,813)           --
 Proceeds from long-term financial debt           3,450        25,000
 Decrease in short-term financial debt               --       (25,000)
 Funds used in repurchase of treasury shares         --        (4,580)
 Other                                              (29)          985

                                             -----------   -----------
 Net cash (used in) financing activities
  from continuing operations                     (9,231)       (6,872)

 Net (decrease) in cash and cash
  equivalents                               ($   17,397)  ($   22,305)
                                             -----------   -----------

                                             -----------   -----------
 Cash and cash equivalents at the beginning
  of year (1)                                $  105,859    $   64,262
 Cash and cash equivalents at the end
  of period (2)                              $   88,462    $   41,957
                                             -----------   -----------

 (1) Includes $2546 and $1448 related to discontinued operations
 (2) Includes $448 and $584 related to discontinued operations

                       SUPPLEMENTAL INFORMATION

The following tables reconcile our EBITDA to our cash flow for the three months ended March 31, 2009 and 2008.

                                                Three Months Ended
                                                     March 31,
                                             -------------------------
                                                2009           2008
                                             -----------   -----------
 ($000)

 Total cash flows from operating activities      15,029        24,921
 Total cash flows (used in)
  investing activities                          (23,195)      (40,354)
 Total cash flows (used in)
  financing activities                           (9,231)       (6,872)

 Net cash provided by operating activities
  from continuing operations                     14,639        26,108
 Net cash (used in) provided by operating
  activities from discontinued operations           390        (1,187)
 Total cash flows from operating activities      15,029        24,921
 Plus                                                --            --
 Adjustments from continuing operations              --            --
 Increase / Decrease in operating assets
  and liabilities                                (3,567)       (3,392)
 Expenditure for dry docking                        910           695
 Income Taxes                                       407           627
 Financial Expenses                               6,064         6,461
 Gains on derivatives, net                           75         6,311
 (Gain) on disposal of assets                        --            --
 Premium paid on redemption of
  preferred shares                                   --            --
 Other adjustments                                 (905)       (1,424)

 Adjustments from discontinued operations            --            --
 Increase / Decrease in operating assets
  and liabilities                                  (636)           72
 Expenditure for dry docking                         --            --
 Income Taxes                                        --            --
 Financial Expenses                                   1           (14)
 (Gain) on disposal of assets                        --            --
 Other adjustments                                 (304)           --

 EBITDA FROM CONTINUING OPERATIONS               17,623        35,386
 EBITDA FROM DISCONTINUED OPERATIONS               (549)       (1,129)
                                             -----------   -----------
 CONSOLIDATED EBITDA                             17,074        34,257
                                             ===========   ===========

(1) EBITDA consists of net income (loss) prior to deductions for interest expense and other financial gains and losses related to the financing of the Company, income taxes, depreciation of vessels and equipment and amortization of drydock expense, intangible assets, financial gain (loss) on extinguishment of debt and a premium paid for redemption of preferred shares. We have provided EBITDA in this report because we use it to, and believe it provides useful information to investors to evaluate our ability to incur and service indebtedness and it is a
    required disclosure to comply with a covenant contained in the
    Indenture governing the Company's 9% First Preferred Ship
    Mortgage Notes due 2014. We do not intend for EBITDA to represent cash flows from operations, as defined by GAAP (on the date of calculation) and it should not be considered as an alternative to measure our liquidity. This definition of EBITDA may not be comparable to similarly titled measures disclosed by other companies. Generally, funds represented by EBITDA are available for management's discretionary use. EBITDA has limitations as an analytical tool, and should not be considered in isolation, or as a substitute for analysis of our results as reported.

The following tables reconcile the Company's EBITBA to its Operating profit for the three months ended March 31, 2009 and 2008, on a consolidated and a per segment basis:

                                    Period Ended March 31, 2009
                               ---------------------------------------
                                         Offshore
                                 River    Supply     Ocean     TOTAL
                               --------- --------- --------- ---------
 ($000)

 Segment operating
  profit (loss)               ($    402) $  2,062  $  7,796  $  9,456
 Depreciation and
  amortization                    3,241     1,328     5,416     9,985
 Investment in
  affiliates / Minority
  interest                          (85)     (130)       (5)     (220)
 Gains on derivatives, net            0        75         0        75
 Other Net                         (179)        0        20      (159)
                               --------- --------- --------- ---------

 Segment EBITDA                $  2,575  $  3,335  $ 13,227  $ 19,137
                               --------- --------- --------- ---------

 Items not included in
  segment EBITDA
 Financial income                                                  95
 Other financial expenses                                      (1,609)
 From discontinued
  operations                                                     (549)

                                                             =========
 Consolidated EBITDA                                         $ 17,074
                                                             =========

                                     Period Ended March 31, 2008
                               ---------------------------------------
                                         Offshore
                                 River    Supply     Ocean     TOTAL
                               --------- --------- --------- ---------
 ($000)

 Segment operating
  profit (loss)                $    772  $  3,950  $ 15,429  $ 20,151
 Depreciation and
  amortization                    3,055     1,166     4,854     9,075
 Investment in
  affiliates / Minority
  interest                         (124)     (240)      (50)     (414)
 Gains on derivatives, net            0         0     6,311     6,311
 Other Net                         (180)        0         5      -175
                               --------- --------- --------- ---------

 Segment EBITDA                $  3,523  $  4,876  $ 26,549  $ 34,948
                               --------- --------- --------- ---------

 Items not included in
  segment EBITDA
 Financial income                                                 438
 From discontinued
  operations                                                   (1,129)

                                                             =========
 Consolidated EBITDA                                         $ 34,257
                                                             =========

 Adjustments:

 Gains on derivatives, net                          (11,719)  (11,719)

                                                             =========
 Adjusted Consolidated
  EBITDA                                                     $ 22,538
                                                             =========

ULTR-G

CONTACT:  The IGB Group
          Leon Berman, Principal
          212-477-8438
          Fax: 212-477-8636
          lberman@igbir.com
          www.igbir.com